

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 3, 2014

<u>Via E-Mail</u>
Mr. Vincent A. Paccapaniccia
Chief Financial Officer
CSS Industries Inc.
1845 Walnut Street
Suite 800
Philadelphia, PA 19103

> **Re: CSS Industries, Inc.**
> **Form 10-K for the year ended March 31, 2013**
> **Filed May 31, 2013**
> **File No. 001-02661**

Dear Mr. Paccapaniccia:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 15</u>

1. We note your disclosures regarding the factors for which fluctuations in income statement line items are attributed; however, in addition to discussing the reasons for the change (or lack thereof), we believe you should also quantify the reasons for the change, particularly when more than one factor is attributed to the change. For example, in several instances, you state that certain increases were "primarily" attributed to one factor, and "partially offset" by another factor, without quantifying each. These disclosures should be presented in a manner so as to allow investors to discern the relative contribution of each of the multiple components cited to the total change. Please

revise your discussion to separately quantify each significant factor where more than one factor is attributable to the change.

<u>Note 1-Summary of Significant Accounting Policies, page 31</u>
<u>Note 11-Operating Leases, page 50</u>

2. We note that you lease space aggregating 789,000 square feet. In light of the materiality of rental expenses with respect to leased space, please tell us and revise your notes the financial statements to disclose your policy for recognizing rental expense in accordance with ASC 840-20-25.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

· the company is responsible for the adequacy and accuracy of the disclosure in the filing;

· staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

· the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Effie Simpson at (202) 551-3346, or in her absence, Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact the undersigned, at (202) 551-3750 with any other questions.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief